                                  EXHIBIT 12.1

    Ratio of Earnings to Combined Fixed Charges and Preferred Share dividends
                             (Dollars in thousands)

                                                                                    Years ended
                                                   1998        1997         1996        1995        1994
                                                  -------      ----         ----        ----        ----
Net income                                        $ 4,696     $  (967)    $   293     $   272     $   301
Add:
   Minority interest (Common Units)                 1,171          65         --          --          --
   Total combined fixed charges and
     Preferred Share dividends
     (from below)                                  16,446       3,639       1,259       1,280       1,107
   Preferred Share Dividends included in
     fixed charges                                   (327)        --          --          --          --
   Interest capitalized                               (77)        --          --          --          --
                                                  -------     -------     -------     -------     -------
Total earnings                                    $21,909     $ 2,737     $ 1,552     $ 1,552     $ 1,408
                                                  -------     -------     -------     -------     -------
                                                  -------     -------     -------     -------     -------
Combined fixed charges and Preferred
   Share dividends:

   Interest on indebtedness                       $12,207     $ 2,855     $ 1,246     $ 1,267     $ 1,098
   Interest capitalized                                77         --          --          --          --
   Amortization of debt issuance costs                423          64          13          13           9
   Preferred Share dividends                          327         --          --          --          --
   Preferred unit distributions                     3,412         720         --          --          --
                                                  -------     -------     -------     -------     -------
Total combined fixed charges and Preferred
   Share dividends                                $16,446     $ 3,639     $ 1,259     $ 1,280     $ 1,107
                                                  -------     -------     -------     -------     -------
                                                  -------     -------     -------     -------     -------
Ratio of earnings to combined fixed charges
   and Preferred Share dividends                     1.33      (A)           1.23        1.21        1.27
                                                  -------     -------     -------     -------     -------
                                                  -------     -------     -------     -------     -------
Deficiency of earnings                                N/A     $  (902)        N/A         N/A         N/A
                                                  -------     -------     -------     -------     -------
                                                  -------     -------     -------     -------     -------


(A) During the year ended December 31, 1997, the Company's net income included a non-recurring expense of $1,353 associated with the termination of an advisory agreement. As a result, earnings were inadequate to cover fixed charges by approximately $902 in the year ended December 31, 1997.